Exhibit 99.2
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
Kinetik Holdings Inc. (the "Company" or "Kinetik"), recently completed the following transactions:
•GCX Sale: As previously disclosed in its Current Report on Form 8-K filed on June 7, 2024, on June 4, 2024, the Company consummated the previously announced transaction contemplated by the Purchase and Sale Agreement dated as of May 9, 2024, to sell its 16% equity interest in Gulf Coast Express Pipeline LLC("GCX") to GCX Pipeline, LLC (the "GCX Buyer") for an adjusted price of $524.4 million (the "GCX Sale"), including a $30.0 million earn out in cash upon the approval by the GCX Board of Directors of one or more capital projects that achieve certain capacity expansion criteria. The Company recognized a net gain of $89.8 million for the year ended December 31, 2024 in relation to this transaction.
•Durango Acquisition: As previously disclosed in its Current Report on Form 8-K filed on June 28, 2024, as amended on August 30, 2024, on June 24, 2024 ("Closing Date"), the Company consummated the previously announced transaction contemplated by the Membership Interest Purchase Agreement (the “Durango MIPA”), dated May 9, 2024, by and between the Company, Kinetik Holdings, LP, a subsidiary of the Company (the "Partnership"), and Durango Midstream LLC, an affiliate of Morgan Stanley Equity Partners (the “Durango Seller”), pursuant to which the Partnership purchased all of the membership interests of Durango Permian LLC and its wholly owned subsidiaries (“Durango”) from Durango Seller for an adjusted purchase price of approximately $785.7 million (the “Durango Acquisition”), consisting of (i) $358.0 million of cash consideration paid at closing, (ii) approximately 3.8 million shares of Class C Common Stock, par value $0.0001 per share of the Company (“Class C Common Stock”) (and an equivalent number of common units in the Partnership (“OpCo Units”)), valued at $148.2 million, issued at closing and (iii) approximately 7.7 million shares of Class C Common Stock (and an equivalent number of OpCo Units), valued at $275.0 million, to be issued on July 1, 2025. Durango Seller is also entitled to an earn out of up to $75.0 million in cash contingent upon the Kings Landing gas processing complex in Eddy County, New Mexico (the “Kings Landing Project”), which is currently under construction, being placed into service (the “Kings Landing Earnout”). The Kings Landing Earnout is subject to reduction based on actual capital costs associated with the Kings Landing Project.
The unaudited pro forma combined statements of operations for the year ended December 31, 2024 give effect to the transactions noted above as if they been completed on January 1, 2023. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma combined financial statements.
No unaudited pro forma combined balance sheet as of December 31, 2024 is presented due to the fact that all the transactions were completed prior to December 31, 2024, and all results of transactions are reflected in the Company's Consolidated Financial Statements as included within the Company's Annual Report on Form 10-K. Refer to Note 3—Business Combinations and Note 7—Equity Method Investments included in the Notes to the Company's Consolidated Financial Statements in the Company's Annual Report for further information.
The unaudited pro forma combined financial statements and related notes are presented to reflect the transactions noted above for illustrative purposes only. If these transactions had occurred in the past, the operating results might have been materially different from those presented in the pro forma combined financial statements. The pro forma combined statement of operations should not be relied upon as an indication of operating results that would have been achieved if the transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the Pro Forma Combined Statements of Operations and should not be relied on as an indication of the future results the Company will have after the completion of the transactions..
The unaudited pro forma combined statements of operations for the year ended December 31, 2024 was prepared based on (i) the historical audited consolidated statements of operations of the Company for the year ended December 31, 2024, which include (A) the Company’s equity ownership in GCX from January 1, 2024 to June 4, 2024 and (B) Durango’s results of operations for the period from June 24, 2024 to December 31, 2024 and (ii) the historical unaudited consolidated statements of operations of Durango for the period from January 1, 2024 to June 23, 2024.
The unaudited pro forma condensed combined financial information and accompanying notes should be read in conjunction with:
•The audited consolidated financial statements and accompanying notes in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024;
•The unaudited pro forma condensed consolidated financial statements of Company as of and for the three months ended March 31, 2024 and for the year ended December 31, 2023 that was filed in the Company's Current Report, Form 8-K, on June 7, 2024; and
•The unaudited pro forma condensed combined financial information of Company for the six months ended June 30, 2024 and for the year ended December 31, 2023 that was filed in the Company's Current Report, Form 8-K/A, on August 30, 2024

Exhibit 99.2
KINETIK HOLDINGS INC.
UNAUDITED PRO FORMA CONSOLIDATED COMBINED STATEMENT OF OPERATIONS

	Twelve Months Ended December 31, 2024
	Kinetik Historical(1)	GCX Sale		Durango Historical(2)	Durango Acquisition Adjustments		Pro Forma

	(In thousands, except per share data)
Operating revenues:
Service revenue	$408,000	$—		$—	$—		$408,000
Product revenue	1,062,986	—		113,044	—		1,176,030
Other revenue	11,943	—		—	—		11,943
Total operating revenues	1,482,929	—		113,044	—		1,595,973
Operating costs and expenses:
Costs of sales (exclusive of depreciation and amortization)	620,618	—		59,046	—		679,664
Operating expenses	195,970	—		28,451	—		224,421
Ad valorem taxes	24,714	—		—	—		24,714
General and administrative expenses	134,157	—		3,209	(3,475)	(e)	133,891
Depreciation and amortization expenses	324,197	—		10,216	12,825	(f)	347,238
Loss on disposal of assets, net	4,040	—		—	—		4,040
Total operating costs and expenses	1,303,696	—		100,922	9,350		1,413,968
Operating income (loss)	179,233	—		12,122	(9,350)		182,005
Other income (expense):
Interest and other income	2,802	—		—	—		2,802
Loss on debt extinguishment	(525)	—		—	—		(525)
Gain on sale of equity method investment	89,802	(89,802)	(a)	—	—		—
Interest expense	(217,235)	—		(23,970)	23,970	(g)	(217,235)
Equity in earnings of unconsolidated affiliates	213,191	(15,500)	(b)	—	—		197,691
Total other income (expense), net	88,035	(105,302)		(23,970)	23,970		(17,267)
Income (loss) before income taxes	267,268	(105,302)		(11,848)	14,620		164,738
Income tax expense (benefit)	23,035	(8,927)	(c)	—	983	(h)	15,091
Net income (loss) including noncontrolling interest	244,233	(96,375)		(11,848)	13,637		149,647
Net income attributable to Common Unit limited partners	164,219	(67,059)	(d)	(7,586)	9,755	(i)	99,329
Net income (loss) attributable to Class A Common Stock Shareholders	$80,014	$(29,316)		$(4,262)	$3,882		$50,318

Net income attributable to Class A Common Shareholders per share (Note 3)
Basic	$1.03	$(0.49)		$(0.07)	$0.07		$0.53
Diluted	$1.02	$(0.49)		$(0.07)	$0.06		$0.52
Weighted-average shares(3)
Basic	59,284	—		—	—		59,284
Diluted	60,115	—		—	—		60,115
(1)Kinetik's historical statements of operations, as shown in the table above, included the Company’s equity ownership in GCX from January 1, 2024 to June 3, 2024 and Durango's results of operations from June 24, 2024 to December 31, 2024.
(2)Durango's historical statements of operations, as shown in the table above, included Durango's results of operations from January 1, 2024 to June 23, 2024.
(3)Weighted-average basic and diluted share were not affected by the GCX Sale and Durango Acquisition as there were no shares of Class A Common Stock issued for these transactions.
The accompanying notes are an integral part of the unaudited pro forma combined financial information.

Exhibit 99.2
NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. BASIS OF PRESENTATION
The following unaudited pro forma combined financial information were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses." The unaudited pro forma combined financial information are based on the separate historical financial statements of the Company and Durango. The unaudited pro forma combined statement of operations also included gain recognized for the GCX Sale and equity income recorded for GCX prior to the sale. The unaudited pro forma combined statement of operations for the year ended December 31, 2024, give effect to the GCX Sale and Durango Acquisition, as if it had been completed on January 1, 2023.
The pro forma combined financial statements herein reflect pro forma adjustments that are described in the accompanying notes and are based on currently available information. The pro forma combined financial statements do not represent what the combined business’ financial position or results of operations would have been if the transactions had actually occurred on the dates indicated, nor are they indicative of future financial position or results of operations. Actual results may differ materially from the assumptions and estimates reflected in these pro forma combined financial statements.

2. UNAUDITED PRO FORMA ADJUSTMENTS
Pro forma adjustments listed below reflected management's assumptions deemed appropriate for the circumstances and information available to management.
GCX Sales
(a) Represents elimination of gain recognized on the GCX Sale assuming an effective date of January 1, 2023.

Amount

(In thousands)
Cash proceeds	$540,000
Working capital adjustment	(15,610)
Transaction costs incurred	(3,647)
Net cash from GCX Sale	520,743
Less: Investment in GCX	(430,941)
Gain on sale of GCX	$89,802
(b) Represents the elimination of equity in earnings of unconsolidated affiliates related to the Company's investment in GCX for the applicable period presented.
(c) Represents the income tax effects of the pro forma adjustments at the applicable estimated effective tax rates for the respective periods presented.
(d) Represents the proportionate increase or decrease in net income attributable to Common Unit limited partners based upon the relevant issued and outstanding Class A Common Stock of the Company and Class C Common Stock of the Company and related Common Units for the applicable periods presented.
Durango Acquisition
(e) Represents the reversal of historical transaction costs related to the Durango Acquisition from the Company and Durango for year ended December 31, 2024 as the transaction is assumed to take place on January 1, 2023.
(f)    Reflects the elimination of Durango’s historical depreciation and amortization expense and the recognition of depreciation and amortization expense based on the estimated fair values and estimated remaining useful lives of the acquired property, plant, and equipment and intangible assets on the Closing Date.

Exhibit 99.2
(g)    Represents the reversal of Durango’s historical interest expense as Durango’s outstanding loans were repaid on the Closing Date.
(h) Represents the income tax effects of the pro forma adjustments at the applicable estimated effective tax rates for the respective periods presented.
(i) Represents the proportionate increase or decrease in net income attributable to Common Unit limited partners based upon the relevant issued and outstanding shares of the Company's Class A Common Stock and Class C Common Stock and related Common Units for the applicable periods presented.

3. EARNING PER SHARE
The pro forma basic and diluted weighted average shares outstanding have been calculated as if the GCX Sale and Durango Acquisition were completed on January 1, 2023. There was no effect on the basic and diluted weighted average shares outstanding in relation to these transactions for the year ended December 31, 2024; however, the net income attributable to Class A Common Stock Shareholders has changed given the effects of the transactions. The effect on the basic and diluted weighted average shares outstanding in relation to the transaction for the year ended December 31, 2024 is calculated below:

Year Ended December 31, 2024

(In thousands, except per share amounts)
Pro forma net income attributable to Class A Common Shareholders	$50,318
Less: Net income available to participating unvested restricted Class A Common Shareholders(1)	(18,829)
Total pro forma net income attributable to Class A Common Shareholders - basic and diluted	$31,489

Weighted average shares outstanding - basic	59,284
Dilutive effect of unvested Class A Common Shares(2)	831
Pro forma weighted average shares outstanding - diluted	60,115

Pro forma earnings per share - basic	$0.53
Pro forma earnings per share - diluted	$0.52
(1)Represents dividends paid on unvested restricted Class A Common Shareholders.
(2)Includes dilutive effect from both RSUs and PSUs on unvested Class A common shares. The effect of an assumed exchange of outstanding Common Units (and the cancellation of a corresponding number of shares of outstanding Class C Common Stock) would have been anti-dilutive for the year ended December 31, 2024.

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